UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

SERVOTRONICS, INC.
(Name of Issuer)

Common Stock, $0.20 par value per share
(Title of Class of Securities)

817732100
(CUSIP Number)

Evan Wax

Wax Asset Management, LLC

44 Cherry Lane

Madison, CT 06443

(203) 941-0111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817732100	SCHEDULE 13D	Page 2 of 7

1	Names of Reporting Persons Wax Asset Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6	Citizenship or Place of Organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 161,047
	8	Shared Voting Power 0
	9	Sole Dispositive Power 161,047
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 161,047
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 6.4%
14	Type of Reporting Person IA

CUSIP No. 817732100	SCHEDULE 13D	Page 3 of 7

1	Names of Reporting Persons Evan Wax
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6	Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 161,165
	8	Shared Voting Power 0
	9	Sole Dispositive Power 161,165
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 161,165
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 6.4%
14	Type of Reporting Person IN

CUSIP No. 817732100	SCHEDULE 13D	Page 4 of 7

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to shares of common stock, par value $0.20 per share (“Common Stock”), of Servotronics, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1110 Maple Street, Elma, New York 14059.

Item 2. Identity and Background

(a), (f) This statement is being filed by:

(i)	Wax Asset Management, LLC, a Connecticut limited liability company (“Wax Asset Management”); and

(ii)	Evan Wax, a citizen of the United States of American (“Mr. Wax” and together with Wax Asset Management, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of May 20, 2022, a copy of which is attached hereto as Exhibit 99.1.

(b)       The address of the principal business and principal office of each of the Reporting Persons is 44 Cherry Lane, Madison, CT 06443.

(c)       Wax Asset Management’s principal business is to serve as investment advisor to certain investment advisory clients.

The principal occupation of Mr. Wax is to serve as the President and the managing member of Wax Asset Management.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Wax Asset Management owns no shares directly, but Wax Asset Management may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment advisory clients. Wax Asset Management disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Mr. Wax owns 13,449 shares of Common Stock, of which (i) 118 were granted to Mr. Wax pursuant to the Company's Non-Employee Director Compensation Policy under the 2012 Long-Term Incentive Plan and (ii) 13,331 were purchased by Mr. Wax with his personal funds. The total consideration paid for the 13,331 shares of Common Stock purchased by Mr. Wax was $128,422.82.

CUSIP No. 817732100	SCHEDULE 13D	Page 5 of 7

Item 4. Purpose of Transaction

Wax Asset Management previously filed a Schedule 13G on January 26, 2022. On April 25, 2022, Mr. Wax was appointed to the Board of Directors of the Company.

The Reporting Persons hold the Common Stock of the Company for investment purposes. Depending on the factors discussed herein, a Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by a Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by a Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Company’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments. Any future acquisitions of Common Stock will be subject to the Company’s policies, including its insider trading policy, as applicable.

The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a),(b)       For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D.

(c)       The transactions in shares of Common Stock by Reporting Person during the past sixty (60) days were as follows:

Nature of Transaction	Number of Shares	Price Per Share	Date
Grant of Director Retainer Award	118	$11.04	04/25/2022
Open Market Purchase	2,432	$10.8815	05/20/2022

(d)        All of the shares of Common Stock set forth on the cover page of this Schedule 13D for Wax Asset Management are owned by investment advisory clients of Wax Asset Management. In all cases, persons other than Wax Asset Management, has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares. No individual client holds more than five percent of the class.

(e)        Not applicable.

CUSIP No. 817732100	SCHEDULE 13D	Page 6 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

To the knowledge of Reporting Person, there are no contracts, arrangements, understandings or relationships between Reporting Person and any other person or entity with respect to the securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons dated May 20, 2022

CUSIP No. 817732100	SCHEDULE 13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2022	WAX ASSET MANAGEMENT, LLC

	By:	/s/ Evan Wax
	Name:	Evan Wax
	Title:	President

Dated: May 23, 2022		/s/ Evan Wax
Evan Wax